[Cooley Godward LLP Letterhead]

April 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

Angela J. Crane Staff Accountant U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 0306 Washington, DC 20549	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Dionex Corporation

Re:	Dionex Corporation
Response to Comment Letter dated March 2, 2005 regarding Form 10-K for the Fiscal
Year Ended June 30, 2004 and Forms 10-Q for the Fiscal Quarters ended September 30 and December 31, 2004
SEC File No. 0-31635

Dear Ms. Crane:

On behalf of our client Dionex Corporation (“Dionex”), this letter is being filed in response to the above referenced comment letter. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics.

Form 10-K for fiscal year ended June 30, 2004

Management’s Discussion and Analysis — Page 21

1.      When you cite more than one factor in explaining the change in a financial statement line item the amounts of the individual factors cited, including offsetting factors should be separately quantified. For example, revise to quantify the impact the currency fluctuations, the expansion in China, and the opening of the new subsidiary in Korea and the new subsidiary in Australia had on your SG&A expenses. Please apply throughout MD&A to the extent practicable in future filings.

Response to comment 1.:

In future filings, Dionex will provide the quantitative information requested in its Management’s Discussion and Analysis when more than one factor is cited.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 CFR §200.83.

[Cooley Godward LLP Letterhead]

Angela J. Crane
April 11, 2005
Page Two

Liquidity and Capital Resources — Page 23

2.     Pursuant to the recent MD&A release, we believe that the discussion of cash flows from operating activities should analyze and quantify changes in underlying drivers of cash flows. For example, cash receipts from sales and cash outflows for purchases and operating expenses. Please revise your disclosures in future filings, or tell us how your discussion considers the objectives of the Release.

Response to comment 2.:

In future filings, Dionex will analyze and quantify changes in the underlying drivers of cash flows in our discussion of cash flows from operating activities.

Critical Accounting Policies and Estimates — Page 25

3.     We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote with very little elaboration. Please expand in future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

Response to comment 3.:

In future filings, Dionex will provide the requested disclosure. An example of Dionex’ expected disclosure is set forth below:

[**]

Financial Statements

Consolidated Statements of Income — Page 32

4.     We note that you sell products, installation and training services and maintenance. Based on your disclosure in Note 14, it appears service revenues in fiscal 2004 exceeded 10% of your total revenues. In future filings revise your income statement to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related cost and expenses should be combined and disclosed separately. Refer to Regulations S-X, Article 5-03(b)(1) and (2).

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 CFR §200.83.

[Cooley Godward LLP Letterhead]

Angela J. Crane
April 11, 2005
Page Three

Response to comment 4.:

As noted above in response to comment 3, Dionex derives revenue from three primary sources:

1.	Product sales,

2.	Services — which include installation and training, and

3.	Maintenance — which includes product repair obligations under extended warranty, unspecified software upgrades, telephone support and time and material repairs.

Pursuant to paragraph 37 of SFAS 131, Dionex has disclosed these three revenue streams within its footnotes as it believes them to be separate groups or similar products and services. Products represent the sale of our products, including spare parts. Services (installation and training) are considered to be true services since they primarily involve the delivery of a labor intensive effort to the customer. Maintenance, however, represents a hybrid of both product and services with a significant component related to the product repair obligation (i.e. extended warranty) whereby Dionex provides spare parts and labor to maintain customer systems. This obligation is bundled with a customer’s right to receive unspecified software upgrades and telephone support services. Therefore, Dionex does not believe that all of the maintenance revenues are attributable solely to service. However, it is not possible to separately value the components of such revenue streams between the imbedded products and service elements. For these reasons, Dionex does not believe that it is appropriate to combine the service and maintenance category for purposes of assessing the 10% disclosure threshold of Regulation S-X, Article 5-03(b)(1) and (2). The Company believes that it is more accurate to evaluate each of the three components against this criteria and as neither services nor maintenance individually exceeds the 10% threshold for separate disclosure, the Company believes that the current presentation in the consolidated financial statements of income is in conformity with Regulation S-X, Article 5-03(b)(1) and (2).

In order to make this distinction more clear to the users of the Company’s financial statements, Dionex will modify its disclosures in future filings regarding maintenance to explain that these revenue streams are essentially extended warranty arrangements that reflect obligations to provide spare parts and repair services, unspecified software upgrades and telephone support services.

Note 6. Goodwill and Intangible Assets — Page 41

5.     Please expand your disclosure in future filings to explain the concept of reporting units and to identify yours. Are your segments your reporting units? If they are not, please discuss the material components of your impairment loss by reporting unit. Explain how impairment on these units was estimated and measured based upon the two-step impairment test.

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 CFR §200.83.

[Cooley Godward LLP Letterhead]

Angela J. Crane
April 11, 2005
Page Four

Response to comment 5.:

In future filings, Dionex will expand its disclosure to explain reporting units and identify its reporting units.

The Company has two operating segments as disclosed in Note 14 to the Company’s consolidated financial statements. The Company’s reporting units are its operating segments. As outlined in paragraph 30 of SFAS No. 142, a reporting unit is an operating segment or one level below an operating segment. All of the goodwill relates to one operating segment.

The impairment calculation is performed annually by calculating fair value using a projection of discounted future cash flows for the operating segment. The future discounted cash flows from the operating segment far exceed the carrying value assigned to the reporting unit at the date of impairment calculations.

An example of Dionex’ expected disclosure is set forth below:

[**]

Note 14. Business Segment Information — Page 47

6.     If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) SFAS 131.

Response to comment 6.:

SFAS No. 131 paragraph 38(a) requires that an enterprise report revenues from external customers (1) attributed to the enterprise’s country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers, attributed to an individual foreign country are material, those revenues shall be disclosed separately. Paragraph 18(a) of SFAS No. 131 defines the quantitative threshold for disclosure of revenues of an operating segment. Dionex has used these same thresholds in determining its disclosures requirements under paragraph 38(a).

Dionex historically has classified its sales and long-lived assets in the following categories: United States, Japan, Europe and Other International. One country, Germany, had sales and long-lived assets that exceeded 10% of consolidated sales and long-lived assets in fiscal years 2004 and 2003. However for financial reporting purposes, Germany was combined into Europe

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 CFR §200.83.

[Cooley Godward LLP Letterhead]

Angela J. Crane
April 11, 2005
Page Five

as a geographic region. In future filings, Dionex will break out Germany, or any other country that exceeds the 10% threshold, separately in the segment footnote.

Schedule II. Valuation and Qualifying Accounts — Page 52

7.     We see that you include your “accrued product warranty” in the Schedule II on page 53. Amounts recorded as warranty reserves are estimates of accrued liabilities, and need not been included on the Schedule II. Revise future filings as necessary. Refer to Regulation S-X, Rule 5-04 for guidance.

Response to comment 7.:

In future filings, Dionex will remove accrued product warranty from Schedule II.

Form 10-Q for the quarterly period ended December 31, 2004

Note 11. Stock-Based Compensation — Page 12

8.     In future filings please relocate the disclosures required by SFAS 148 to prominently disclose them in your financial statements.

Response to comment 8.:

In future filings, Dionex will relocate the disclosures required by SFAS No. 148 to a more prominent location in its consolidated financial statements.

In response to the staff’s request, Dionex acknowledges that:

A.     it is responsible for the adequacy and accuracy of the disclosure in its filings;

B.     staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

C.     it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Confidential Treatment Request

In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 CFR §200.83.

[Cooley Godward LLP Letterhead]

Angela J. Crane
April 11, 2005
Page Six

person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (415) 693-2057 rather than rely upon the United States mail for such notice.

If you have any further questions, please feel free to contact me at the above number.

Very truly yours,

/s/ Todd A. Hamblet
Todd A. Hamblet

cc:	Lukas Braunschweiler, Dionex Corporation Craig A. McCollam, Dionex Corporation
Steve Laughlin, Deloitte & Touche
Jodie M. Bourdet, Cooley Godward LLP

Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 CFR §200.83.